EXHIBIT 12

COMPUTATION OF RATIOS

(UNAUDITED)

Our consolidated ratios of earnings to fixed charges and earnings to combined fixed charges and preferred unit distributions for each of the fiscal years ended December 31, 2005, 2004, 2003, 2002 and 2001 are as follows:

	YEAR ENDED DECEMBER 31,
($ in thousands)	2005	2004	2003	2002	2001
Net income from continuing operations	$641,038	$673,103	$463,376	$390,547	$351,854
Minority interest of partially-owned entities	3,808	109	1,089	3,534	2,520
Equity in income of partially-owned entities in excess of distributions	—	(26,624)	—	—	(28,360)
Fixed charges and preferred unit distributions	565,320	421,568	423,576	437,530	414,914
Capitalized interest	(15,582)	(8,718)	(5,407)	(6,677)	(12,171)

Earnings - Numerator	$1,194,584	$1,059,438	$882,634	$824,934	$728,757

Interest and debt expense, including the Company’s pro-rata share of partially-owned entities	$415,826	$313,289	$296,059	$305,920	$266,784
Capitalized interest	15,582	8,718	5,407	6,677	12,171
1/3 of rental expense – interest factor	7,382	5,491	5,491	5,719	5,144
Fixed charges - Denominator	438,790	327,498	306,957	318,316	284,099
Preferred unit distributions	126,530	94,070	116,619	119,214	130,815
Combined fixed charges and preferred unit distributions - Denominator	$565,320	$421,568	$423,576	$437,530	$414,914

Ratio of earnings to fixed charges	2.72	3.23	2.88	2.59	2.57
Ratio of earnings to combined fixed charges and preference dividends	2.11	2.51	2.08	1.89	1.76

Earnings equals (i) income from continuing operations before income taxes plus, (ii) minority interest of partially-owned entities not included in fixed charges and (iii) fixed charges, minus, (iv) equity in income of partially-owned entities in excess of distributions and (v) capitalized interest. Fixed charges equals (i) interest debt expense, plus (ii) the Company’s pro-rata share of interest expense of partially-owned entities, (iii) capitalized interest and (iv) the portion of operating lease rental expense that is representative of the interest factor, which is one-third of operating lease rentals. Combined fixed charges and preferred unit distributions equals fixed charges plus preferred unit distributions.